EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports Third Quarter 2019 Financial Results

TAIPEI, Taiwan, Dec. 23, 2019 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2019. Unless otherwise indicated, all data are reported in US Dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2019 Financial Results (Ended September 30, 2019)

	First 9 Months 2019	First 9 Months 2018	CHANGE
Revenues	$249.7 million	$318.5 million	(21.6)%
Operating (Loss) Profit	$(3.1) million	$8.4 million	(136.5)%
Net (Loss) Income	$(2.0) million	$2.6 million	(176.6)%
EPS(1)	$(0.14)	$0.19	(173.7)%

(1)The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the nine months ended September 30, 2019 and 2018, respectively.

First Nine Months 2019 Results

Net revenues for the nine months ended September 30, 2019, were $249.7 million, a decrease of 21.6% from $318.5 million in the prior year.  The decrease was primarily attributable to revenue decreases in the Company’s Thailand, North Asia and Rest of World (ROW) regions. Net revenue in the Company’s Thailand region decreased by 17.3%, primarily due to the postponement of the delivery of products per the request of a major client. Revenues in the Company's North Asia region decreased by 27.9%, primarily due to the negative impact of the trade war between the United States and China. Revenues in the Company's Rest of World ("ROW") region decreased by 23.4%, primarily due to intense competition and a market slowdown. The Company's North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the nine months ended September 30, 2019 decreased by 136.5% to $(3.1) million from $8.4 million in the same period last year.  Operating margin decreased by 146.6%, declining from 2.6% in 2018 to (1.2)% in 2019.  In the Thailand region, operating margin declined from 5.6% to (0.4)%, which was attributable primarily to the decrease in sales of high margin products and an increase in the provision for long-term employee benefits. In the North Asia region, operating margin decreased from 2.9% to 0.9%, primarily due to a decrease in sales volume, which eroded the profit margin, and an increase in allowances for trade receivables. The ROW region’s operating loss margin increase in 2019 to (2.8)% from (1.1)% in the same period in 2018 was primarily due to a decrease in selling price, margin erosion because of competition, as well as higher unit costs.

Selling, general and administrative expenses for the first nine months of 2019 were $19.0 million, compared to $19.3 million reported in the first nine months of 2018.  Net loss attributable to APWC shareholders was $(2.0) million for the first nine months of 2019, compared to net income of $2.6 million in the same period in 2018.  The decrease in net income was primarily due to a decrease in operating profit. The weighted average number of shares issued and outstanding was 13.82 million for the nine months ended September 30, 2019 and 2018.

Financial Condition

APWC reported $50.7 million in cash and cash equivalents as of September 30, 2019, compared to $60.8 million as of December 31, 2018.  Most of APWC‘s cash holdings are at the operating subsidiary level and are subject to multiple restrictions on upstream distribution, due to, among other things, restrictive loan covenants, statutory reserve requirements, working capital requirements of subsidiaries and other limitations on distributions. Working capital needs at the operating subsidiary level are significant.

Current assets totaled $247.9 million as of September 30, 2019, compared to $254.1 million as of December 31, 2018.  Working capital was $181.3 million as of September 30, 2019.  Short term bank loans were $22.3 million at September 30, 2019, a decrease from $24.8 million at the end of 2018.  The Company had no long-term debt outstanding at September 30, 2019. Shareholder's equity attributable to APWC was $149.2 million as of September 30, 2019, compared to $150.0 million as of December 31, 2018.

APWC reported $8.9 million in net cash outflows from operations during the nine months ended September 30, 2019, compared to cash generated from operations of $19.1 million in the corresponding period in 2018. The increase in cash outflows from operations in 2019 was primarily attributable to a decrease in sales, and an increase in inventory. The Company reported $3.9 million in cash inflows from investing activities during the nine months ended September 30, 2019, compared to $2.9 million in cash outflows in the same period of 2018. The cash provided from investing activities in the first nine months of 2019 was attributable primarily to the receipt of proceeds from the maturities of short-term bank deposits.  APWC reported $6.5 million in cash outflows from financing activities during the first nine months of 2019, compared to $12.4 million in cash outflows from financing activities in the same period of 2018. The decrease in cash outflows in the first nine months of 2019 was primarily attributable to a decrease in the repayment of bank loans.

The Company’s wire and cable business has been negatively impacted by slow global growth. For example, in Singapore, one of the regions in which APWC operates, the Ministry of Trade and Industry (“MTI”) expects the performance of the manufacturing sector and trade-related services such as wholesale trade to remain subdued in view of the ongoing downsizing in the global electronics cycle1. In the third quarter of 2019, Singapore’s manufacturing sector shrank by 1.7 percent year-on-year, which was weighed down by the electronics cluster, which contracted on the back of a decline in the semiconductors segment2. Overall, the Singapore economy is only expected to achieve GDP growth of 0.5 to 1.0% in 20193.

Furthermore, the Company’s business was adversely affected by the trade war between the United States and China in the past year.  Even though the United States and China have announced a preliminary trade agreement, or “Phase One” trade deal, it is still uncertain when the trade war will end and how much further negative impact it will have on the Company’s business. The trade war has lowered the demand for wires and cables; surplus wires and cables are sold to other markets, including the markets where we operate. Growth momentum in China remains weak, and industrial production was subdued in October, as the trade war between the United States and China eroded manufacturing activities4.  Unfortunately for APWC, this trend is expected to continue in the coming months as evidenced by a new drop in China exports in November of 20195.

APWC has also ceased production at its manufacturing facility in Shanghai, China and laid off these workers in November of 2019. However, the Company continues to service the product sales and delivery in the mid-Eastern region of China by utilizing its Shenzhen facility. This decision was predicated upon domestic demand shifts and changes in environmental and labor regulations imposed by the Chinese government in recent years.

Due to the reduction in the current demand for the company’s core wires and cables, the Company has seen significant increases in inventory levels and decreases in cash positions.  The Company is also in the initial stage of adjusting the scope of its product lines and services tailored to domestic and regional demands by avoiding severe price competition. This adjustment is likely to continue on a multi-year timeline and will require considerable capital expenditures. As more definitive information on the scope and application of the new products and services becomes available, we will be pleased to inform our investors.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in three principal business lines that consist of manufacturing and distributing of wire and cable products such as power cables and enameled wires, and providing project engineering services to certain customers. The Company manufactures and sells a wide variety of wire and cable products in primarily four general categories: telecommunications cables, power transmission cables, enameled wires, and electronic wires. In addition, the Company acts as a distributor of wire and cable products manufactured by PEWC and other third party suppliers in Singapore. The Company also offers project engineering services in the supply, delivery and installation(“SDI”) of medium and high voltage cables for power transmission projects in Singapore.

1,2,3Ministry of Trade and Industry Singapore. “MTI Forecasts GDP to Grow by “0.5 to 1.0 Per Cent” in 2019 and “0.5 to 2.5 Per Cent” in 2020” November 21, 2019. https://www.singstat.gov.sg/-/media/files/news/gdp3q2019.pdf

4,5Focus Economics. “China Economic Outlook” December 13, 2019.
https://www.focus-economics.com/countries/china

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Partner & Senior Account Manager Phone: +1-212-989-9899 Email: lisa@skylineasiair.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended Sep 30,
	2019	2018
	(Unaudited)	(Unaudited)
Revenue	$249,659	$318,474
Cost of sales	(234,585)	(291,436)
Gross profit	15,074	27,038

Other operating income	950	690
Selling, general and administrative expenses	(19,025)	(19,253)
Other operating expenses	(52)	(122)
Operating (loss)/profit	(3,053)	8,353

Finance costs	(821)	(1,069)
Finance income	393	351
Share of loss of associates	(2)	(2)
Exchange (loss) gain	1,543	1,660
Other income	644	161
Other expense	(1)	(106)
Profit before tax	(1,297)	9,348
Income tax expense	(964)	(3,190)
(Loss)/Profit for the period	$(2,261)	$6,158

Attributable to:
Equity holders of the parent	$(1,974)	$2,576
Non-controlling interests	$(287)	$3,582
Basic and diluted earnings per share	$(0.14)	$0.19
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended Sep 30,
	2019	2018
	(Unaudited)	(Unaudited)
(Loss)/Profit for the period	$(2,261)	$6,158
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	4,721	(3,894)
	4,721	(3,894)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	425	449
Income tax effect	(85)	(90)
	340	359
Re-measuring losses on defined benefit plans	(135)	(13)
Income tax effect	27	3
	(108)	(10)

Other comprehensive income for the year , net of tax	4,953	(3,545)
Total comprehensive income for the period, net of tax	2,692	2,613
Attributable to:
Equity holders of the parent	(791)	2,126
Non-controlling interests	3,483	487
	$2,692	$2,613

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of Sep 30, 2019 (Unaudited)	As of December 31, 2018 (Audited)

Assets
Current assets
Cash and cash equivalents	$50,746	$60,778
Trade receivables	74,358	79,617
Other receivables	5,856	12,422
Contract assets	1,364	1,460
Due from related parties	12,110	12,061
Inventories	97,957	83,925
Prepayments	2,265	1,140
Other current assets	3,200	2,745
	247,856	254,148
Non-current assets
Financial assets at fair value through other comprehensive income	2,800	2,332
Property, plant and equipment	41,605	41,418
Right of use assets	3,378	-
Prepaid land lease payments	-	978
Investment properties	720	720
Intangible assets	127	157
Investments in associates accounted from using equity method	914	864
Deferred tax assets	4,345	3,919
Other non-current assets	2,055	1,262
	55,944	51,650
Total assets	$303,800	$305,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of Sep 30, 2019 (Unaudited)	As of December 31, 2018 (Audited)

Liabilities
Current liabilities
Interest-bearing loans and borrowings	$22,318	$24,814
Trade and other payables	20,985	21,127
Due to related parties	3,168	2,997
Financial liabilities at fair value through profit or loss	13	142
Accruals	12,537	14,197
Current tax liabilities	2,846	3,863
Employee benefit liabilities	1,929	1,282
Financial lease liabilities	409	44
Other current liabilities	2,338	3,272
	66,543	71,738

Non-current liabilities
Employee benefit liabilities	9,523	8,273
Financial lease liabilities	2,054	46
Deferred tax liabilities	3,935	3,925
	15,512	12,244
Total liabilities	82,055	83,982

Equity
Issued capital	138	138
Additional paid-in capital	110,376	110,376
Treasury shares	(38)	(38)
Retained earnings	53,042	55,016
Other components of equity	(14,281)	(15,464)
Equity attributable to equity holders of the parent	149,237	150,028
Non-controlling interests	72,508	71,788
Total equity	$221,745	$221,816
Total liabilities and equity	$303,800	$305,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

For the nine months
ended Sep 30,
	2019	2018
(Unaudited)		(Unaudited)
Net cash (used in)/provided by operating activities	$(8,914)	$19,088
Net cash used in investing activities	3,944	(2,923)
Net cash used in financing activities	(6,476)	(12,366)
Effect of exchange rate on cash and cash equivalents	1,414	(1,255)
Net (decrease)/increase in cash and cash equivalents	(10,032)	2,544
Cash and cash equivalents at beginning of period	60,778	46,094
Cash and cash equivalents at end of period	$50,746	$48,638